
Power to Gas
e·on
HYDROGENICS






VATTENFALL

Q3 2014 Earnings Presentation
November 10, 2014

HYDROGENICS
SHIFT **POWER** | **ENERGIZE** YOUR WORLD

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

2014 Q3 Highlights







- Backlog strong at $66.9 million, reflecting significant electrolyzer orders
- During quarter won first NA reference site for multi-megawatt Power-to-Gas Energy Storage, with partner Enbridge
- On track for annual target of positive Adjusted EBITDA, with revenue over $50 Million
- Fourth quarter forecast includes initial fuel cell shipments to Kolon for JV in Korea and first PEM energy storage system to E.ON in Hamburg
- Backlog, order trends, and balance sheet support even stronger Company performance in 2015

The Reason for Our Success Is Not a Secret

- Strong **innovative team,** continuous improvement and cost reduction mentality
- Strategy which focuses on **commercially viable** advanced Hydrogen Solutions
- **Well differentiated** technology solutions – Megawatt class Electrolysis and Fuel Cells with supporting IP and real-world experience
- **Disciplined execution** with lean operations – $50M breakeven in 2014
- **Drive** to be the first and be the best
- **Clean scalable solutions** in response to demand for energy storage and power generation
- **Strong Partners & Customers** in Enbridge, E.ON, CommScope
- Policy and macro business environment **accelerate our story**

Energy Storage: Progress Continues

- HYGS will deliver equipment in Q4 for the first PEM megawatt energy storage facility, with E.ON in Hamburg
  - Will serve as a showcase for next-generation PEM Power-to-Gas technology
  - To be largest PEM electrolysis installation producing hydrogen worldwide
- German and EU regulations respecting bio-fuels to include renewable production of hydrogen – a policy change that will immediately open markets for Power to Gas installations
- Overall pipeline for energy storage now at $80M – each project is first of a kind for customer
- Recent Ontario IESO award will provide first MW-scale North American reference site
  - 50 bidders, 400 bids, Hydrogenics one of 5 winners
  - 2MW project will use next-generation PEM platform and include 8MWh of storage



We bottle the Wind & Sun



HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

R&D Spend Up Slightly With Product Launches

Three new platforms in launch mode:

- MW PEM water electrolysis in single stack
- 100 kW rack system for continuous power generation
- *Celerity heavy duty mobility product – just launched*
  - Demand for electrified mobility applications expected to grow (Bus, Truck, Rail, Utility vehicle)
  - Product designed for simplicity of integration
  - Designed for seamless integration with the Siemens electric drive system
  - Zero emissions
  - No humidification
  - No compressor required / No additional power electronics
  - No integration headaches or additional cost


CELERITY

CELERITY
purpose-built for heavy duty mobility

Mega Watt Class Electrolysis a World First

- 1.5MW in single stack
- New industry benchmark
- A critical building block for very large installations
- Design, simplicity
- Four years of development
- First delivery Q4 2014
- IP and know-how that is a tough act to follow
- Tracking $80M of potential opportunity


HYDROGENICS

Electrical Power Input	1.5 MW
Hydrogen Output 285 Nm3/h	
Max. Operating Pressure	40 bar (g)
Dimensions	L800xW550x1000mm
Certifications	PED (97/23/EC)

MW Fuel Cell Systems for Power Generation: Kolon JV

- Initial 1MW of fuel cell power systems to be shipped in Q4
- After confirmation of technology in early 2015, a rapid order intake is expected for further deployments
- More than 100MW of accessible market identified, with first 10MW already secured
- Kolon provides excellent market access in the region
- Build-own-operate model with long term service agreements to provide recurring revenue opportunities
- South Korean policies and availability of excess industrial hydrogen pave the way for attractive market dynamics and expected high demand

KOLON



Cost, performance, scale and zero carbon emissions now enable new markets for continuous power generation at utility scale

Hydrogen Fueling Stations: Orders Increasing

- Toyota, Honda, Daimler and Hyundai launch mass production fuel cell vehicles 2014 – 2017
- Hydrogenics has delivered 45 stations
- 9 wins thus far in 2014


VATTENFALL
Hamburg, Germany


California, USA


Stuttgart, Germany

HYGS Inflection Point at Hand


Hydrogenics Corporation
Revenue & Adjusted EBITDA - 2010-13
USD'000s
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
(5,000)
(10,000)
2010
2011
2012
2013
2014
Revenue
Adjusted EBITDA

20 years – From Surviving to Thriving

Portfolio Tipping Points:



1. Single MW → Multi MW Storage



2. kW Fuel Cell → Multi MW Fuel Cell
3. Industry Sector Sentiment Shift
   - Vehicle announcements: Hyundai, Toyota
   - Hydrogen fueling starts to ramp

Reaching Profitability – Path on Track

- Strong, active pipeline of larger P2G opportunities – expected to accelerate after E.ON PEM system up and running, serving as showcase installation
- Kolon JV the impetus to rapid growth in multi-megawatt fuel cell power generation
- Increasing demand for fueling stations worldwide, tied to the introduction of mass-produced fuel cell vehicles
- Hydrogenics uniquely positioned at epicenter of hydrogen-based technology

Company Expertise + Industry Sector + Applications =
MOMENTUM

Q3 Revenue

Three months ended September 30, 2014



Revenue
$M
12.0
10.0
8.0
6.0
4.0
2.0
0.0
9.2
11.1
20%
Power Systems
OnSite Generation
2013
2014



Revenue by Business Unit
$M
8
6
4
2
0
5.8
7.4
3.4
3.7
2013
2014
OnSite Generation
Power Systems

Notes

Revenue increased $1.9 million, or 20%, reflecting a significant increase in OnSite Generation sales tied to order delivery timing. Power Systems saw a more modest 7% increase year-over-year.

YTD Revenue

Nine months ended September 30, 2014


Revenue
$M
35
30
25
20
15
10
5
0
31.4
29.9
5%
Power Systems
OnSite Generation
2013
2014


Revenue by Business Unit
$M
25
20
15
10
5
0
17.1
20.9
14.3
9.0
2013
2014
OnSite Generation
Power Systems

Notes

Revenue decreased $1.5 million, or 5%, reflecting lower Power Systems sales versus 2013, as the prior year included the delivery of a major fuel cell order to Hydrogenics' strategic partner, CommScope. The 2014 increase in revenue within OnSite Generation was primarily due to higher orders and deliveries compared to 2013, which was negatively impacted by shipment timing delays.

Q3 Gross Profit

Three months ended September 30, 2014



Gross Profit
%
40.0
30.0
20.0
10.0
-
2.0
Percentage
Points
30.0
28.0
Power Systems
OnSite Generation
2013
2014



Gross Profit % By Business Unit
%
70
60
50
40
30
20
10
0
66.0
34.0
24.0
9.0
2013
2014
OnSite Generation
Power Sytems

Notes

Gross margin improved in the OnSite Generation segment but declined in the Power segment, as the prior-year period was positively impacted by a greater percentage of higher-margin exclusivity revenue.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

YTD Gross Profit

Nine months ended September 30, 2014



Gross Profit
%
40.0
30.0
20.0
10.0
-
2.0
Percentage
Points
30.0
28.0
2013
2014
Power Systems
OnSite Generation



Gross Profit % By Business Unit
%
50
45
40
35
30
25
20
15
10
5
0
48.0
39.0
23.0
14.0
2013
2014
OnSite Generation
Power Sytems

Notes

Gross Profit declined due to lower margin revenue in the Power Systems segment, partially offset by improved operating performance in the OnSite Generation segment.

Q3 Cash Operating Costs

Three months ended September 30, 2014



$M
5
4
3
2
1
0
24% increase
3.1
3.9
0.6
2.6
1.2
2.7
R&D
SG&A
2013
2014

Notes

- Cash operating costs increased by $0.8 million, or 24%, to $3.9 million from $3.1 million in the third quarter of 2013, with the increase coming primarily from higher R&D costs.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

YTD Cash Operating Costs

Nine months ended September 30, 2014



$M
11
10
9
8
7
6
5
4
3
2
1
0
10.6
6% increase
11.2
2.3
3.0
8.3
8.2
R&D
SG&A
2013
2014

Notes

- Cash operating costs were $11.2 million in the current year versus $10.6 million in the nine months ended September 30, 2013 with costs as a percent of revenue increasing 6%.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Q3 Results

(in $ millions)	Three months ended Sep. 30				Change	
		2014		2013	$	%
Revenue	$	11.1	$	9.2	1.9	22%
Gross Profit		3.1		2.7	0.4	14%
Gross Margin %		*28%*		*30%*		
Operating Expenses						
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)		2.6		2.5	0.1	3%
Research and product development		1.2		0.6	0.7	(111)%
Adjusted EBITDA	$	(0.7)	$	(0.4)	$ (0.3)	(95)%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 15 for a reconciliation of this measure to net loss.

YTD Results

(in $ millions)

	Nine months ended Sep. 30				Change	
		2014		2013	$	%
Revenue	$	29.9	$	31.4	(1.5)	(5)%
Gross Profit		8.2		9.4	(1.1)	(12)%
Gross Margin %%		*28 %*		*30%*		
Operating Expenses						
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)		7.9		8.1	0.1	(2)%
Research and product development		3.0		2.3	(.7)	(28)%
Adjusted EBITDA	$	(2.7)	$	(1.1)	(1.6)	(157)%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to reconciliation of this measure to net loss later in the presentation.

Order Backlog

As at September 30, 2014

($M)

	Jul. 1/14 Backlog	Orders Received	FX	Orders Delivered	Sep. 30/14 Backlog
OnSite Generation	$ 22.6	$ 12.1	(0.3)	$ 7.4	$ 27.0
Power Systems	44.5	0.9	(1.8)	3.7	39.9
Total	$ 67.1	$ 13.0	(2.1)	$ 11.1	$ 66.9

	Expected Revenue Recognition	
	During next 12 mths	Beyond next 12 mths
OnSite Generation	22.2	4.8
Power Systems	16.7	23.2
Total	38.9	28.0

Consolidated Balance Sheet Highlights

($M)

	Sep. 30, 2014	Dec. 31, 2013	Change $	Change %
Cash and cash equivalents and restricted cash	$ 14.3	$ 13.8	0.5	4%
Trade, other and grants receivable	10.7	5.4	(5.3)	(98)%
Inventories	16.7	12.8	(3.9)	(31)%
Trade and other payables	11.4	13.2	(1.8)	(14)%
Warrants[1]	-	1.1	(1.1)	(100)%

[1] Note: All outstanding warrants were exercised in January 2014

Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Three months ended September 30, 2014	Three months ended September 30, 2013
Cash operating costs	$ 3.9	$ 3.1
Less: Gross profit	(3.1)	(2.7)
Add: Stock-based compensation	0.1	0.1
Add: Deferred compensation plans indexed to share price	(0.1)	0.0
Add: Amortization and depreciation	0.1	0.2
Loss from operations	$ 0.9	$ 0.7

Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Nine months ended September 30, 2014		Nine months ended September 30, 2013	
Cash operating costs	$	11.2	$	10.6
Less: Gross profit		(8.2)		(9.4)
Add: Stock-based compensation		0.5		0.5
Add: Deferred compensation plans indexed to share price		0.5		2.2
Add: Amortization and depreciation		0.2		0.4
Loss from operations	$	4.2	$	4.3

Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended September 30, 2014	Three months ended September 30, 2013
Adjusted EBITDA loss	$ 0.7	$ 0.4
Add: Stock-based compensation *(cash settled and share settled)*	0.1	0.1
Add: Amortization and depreciation	0.2	0.2
Add: Finance (income) loss, net	0.3	(0.2)
Net loss	**$ 1.3**	**$ 0.5**

Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Nine months ended September 30, 2014		Nine months ended September 30, 2013	
Adjusted EBITDA loss	$	2.7	$	1.1
Add: Stock-based compensation *(cash settled and share settled)*		0.9		2.7
Add: Amortization and depreciation		0.5		0.5
Add: Finance (income) loss, net		1.0		1.5
Net loss	**$**	**5.1**	**$**	**5.8**

WE'RE

READY